

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 5, 2010

By U.S. Mail and Facsimile to: (314) 241-8624

Frank H. Sanfilippo
Chief Financial Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

> **Re:** **Enterprise Financial Services Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-15373**

Dear Mr. Sanfilippo:

We have reviewed your supplemental response submitted on January 29, 2010 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comment may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Executive Compensation, page 89

Short-Term Annual Cash Incentive, page 9 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 4 in our letter dated December 31, 2009. Please revise your proposed 2009 short-term annual incentives disclosure to include the following:

   - Disclosure of the company's actual results for each of the applicable performance goals;

- If the Committee exercised discretion in assigning a score related to any of the performance goals, a discussion of the Committee's analysis supporting its determination; and
- The number of shares of restricted stock awarded to each of the named executive officers.

To the extent any of the specific information contemplated by this comment is not yet available to the company, please include a placeholder in your revised proposed disclosure.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Phillip R. Stanton
        Greensfelder, Hemker & Gale, P.C.
        (By facsimile)